Exhibit 16.1

[KPMG LLP Letterhead]

January 14, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Sino Mercury Acquisition Corp. (the “Company”) and, under the date of September 8, 2014, we reported on the balance sheet of the Company as of September 2, 2014. On January 9, 2015, we were dismissed. We have read the Company’s statements included under Item 4.01 of Form 8-K dated January 14, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement’s that the decision to change was approved by the Audit Committee of the Company and that Marcum was not consulted regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company’s financial statements

/s/ KPMG LLP